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                                  EXHIBIT 99.2


                    W3C CHAIRMAN TO JOIN ILOG MANAGEMENT TEAM

                       OTHER MANAGEMENT CHANGES ANNOUNCED

PARIS, FRANCE, AND MOUNTAIN VIEW, CALIF. - Aug. 1, 2000 - ILOG (NASDAQ and
EURO.NM: ILOG) today announced the appointment of Jean-Francois Abramatic, chairman of the World Wide Web Consortium (W3C), as senior vice president of research and development, reporting to president and chief executive officer, Pierre Haren. Abramatic has been a member of ILOG's board of directors since 1994 and is resigning from this position upon joining the ILOG management team.

Other management changes announced today are the appointment of Christian Deutsch to the newly created position of vice president of operations, the departures of Stuart Bagshaw, chief operating officer, and Manuel Montalban, vice president and general manager of the Telecommunications Business Division, and the appointment of Eric Brisson as Montalban's successor.

Abramatic was responsible for establishing the W3C European host at INRIA (the French national institute for computer science) in partnership with the Massachusetts Institute of Technology (MIT) in 1995, becoming W3C chairman the following year. During his tenure, W3C membership grew to more than 400 organizations, having become an international consortium with a presence in Africa, Asia, Australia, Europe and North America. To date, W3C has developed more than 20 recommendations for technologies critical to Web architecture, including HTML, CSS and XML. Abramatic will remain as W3C chairman to give W3C the time to evolve its management organization. Abramatic is former director of development and industrial relations for INRIA, as well as former associate director of the MIT Laboratory for Computer Science. He received an engineering degree from Ecole des Mines, Nancy, France, in 1971 and a Ph.D. from the University of Paris VI in 1980. "I have known Pierre Haren since 1984 and have watched ILOG grow," said Abramatic. "I also served on ILOG's board during the last six years and was impressed with the company's business strategy. If I were to choose the most logical place for me in the industry, this was it. ILOG's advanced technologies are increasingly being accepted as key components of the Internet infrastructure, and I'm looking forward to helping lead the on-going effort to bring these powerful technologies to e-Business, since they can play an important role enabling customer self-service and providing a richer web experience for users." Patrick Albert, ILOG's co-founder and chief technology officer and executive vice president of core research and development, continues as ILOG's chief technology officer, focusing on the company's longer-term technical strategies and directions.

OTHER MANAGEMENT CHANGES
Christian Deutsch is assuming a number of the key duties of Stuart Bagshaw, who is leaving ILOG at the end of the summer to pursue CEO-level career opportunities. Deutsch will be responsible for overseeing worldwide customer support and administration, customer training, and management information systems. Previously, Deutsch was within ILOG's corporate business development group, where he managed the company's relationship with SAP. Deutsch has more than 20 years of information technology experience, including as CEO and co-founder of two companies that provided IT solutions to the maritime and port operations industry. Lockheed Martin acquired one of these companies in 1995. Deutsch received a master's degree in advanced mathematics and a Ph.D. in mathematics from the University of Paris.

Within ILOG's telecommunications division, former vice president and general manager Manuel Montalban is being replaced by Eric Brisson. Montalban is leaving ILOG to become chief operating officer of Quadratec, a software company headquartered in France. Brisson has been with ILOG for four years in


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positions of increasing responsibility, most recently heading the company's worldwide telecom consulting business. He has extensive software development experience in the telecommunications area, having managed consulting projects for some of ILOG's largest telecom accounts including Cisco, Nortel and Qualcomm. Brisson received a bachelor's degree in computer science from the University of Nice and a master's in computer science from the University of Paris. Along with the other ILOG business division general managers, Brisson is based in the United States.

ABOUT ILOG
Dually headquartered in Paris and Mountain View, Calif., ILOG is the world's leading supplier of software components. Founded in 1987, ILOG offers embeddable optimization, visualization and business rule components that dramatically shorten the development time of enterprise applications in the supply chain, telecommunications, transportation and financial services industries. ILOG already has a significant market share for its optimization software and is playing an active role in the emergence of the e-business software components market. Visit www.ilog.com for additional information.

ILOG is a registered trademark of ILOG. All other marks are the property of their respective owners.